[Optical Sensors Incorporated Letterhead]

November 14, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Attn: Michele Gohlke, Thomas E. Dyer and Martin James

Re:	Optical Sensors Incorporated Form 10-KSB for the Year Ended December 31, 2004 Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30, 2005 File No. 000-27600

Dear Ladies and Gentlemen:

On behalf of Optical Sensors Incorporated d/b/a väsamed, I am responding to the request for an acknowledgement contained in the comment letter, dated October 28, 2005, from Ms. Michelle Gohlke to Ms. Paulita M. LaPlante of Optical Sensors Incorporated (hereinafter, “the Company”), regarding the Company’s Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 filed with the Securities and Exchange Commission.

In connection with the comment letter the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OPTICAL SENSORS INCORPORATED

/s/ Wesley G. Peterson

Wesley G. Peterson

Chief Financial Officer